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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                         WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)
                            ------------------------

                             DYLAN ACQUISITION INC.
                           BAUSCH & LOMB INCORPORATED
                        (Name of Filing Person--Offeror)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   951018100
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                ROBERT B. STILES
                           SENIOR VICE PRESIDENT AND
                                GENERAL COUNSEL
                           BAUSCH & LOMB INCORPORATED
                            ONE BAUSCH & LOMB PLACE
                         ROCHESTER, NEW YORK 14604-2701
                           TELEPHONE: (716) 338-6000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:
                             STEVEN A. COHEN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
                            ------------------------

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
                  $691,664,108                                        $138,333

* Based on the offer to purchase all of the outstanding shares of common stock of Wesley Jessen at a purchase price of $34.00 cash per share, 18,175,585 shares issued and outstanding, less 555,498 treasury shares, and outstanding options with respect to 2,722,975 shares, in each case as of March 17, 2000.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: None.

   Form or Registration No.: Not applicable.

   Filing Party: Not applicable.

   Date Filed: Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                               Page 1 of 4 Pages
                         Exhibit Index begins on Page 4

    This Tender Offer Statement on Schedule TO is filed by Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"), and Dylan
Acquisition Inc., a New York corporation and a wholly-owned subsidiary of Bausch & Lomb (the "Purchaser"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), at $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    None of Bausch & Lomb, the Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 12. EXHIBITS.

          (a)(1) Offer to Purchase, dated April 3, 2000.

          (a)(2) Form of Letter of Transmittal.

          (a)(3) Form of Notice of Guaranteed Delivery.

          (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.

          (a)(5) Form of Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.

          (a)(6) Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.

          (a)(7) Form of summary advertisement, dated April 3, 2000.

          (a)(8) Text of press release issued by Bausch & Lomb, dated April
                 3, 2000.

          (d)    None.

          (g)    None.

          (h)    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2000
                                                       DYLAN ACQUISITION INC.

                                                       By   /s/ ROBERT B. STILES
                                                            -----------------------------------------
                                                            Name: Robert B. Stiles
                                                            Title: VICE PRESIDENT AND SECRETARY

                                                       BAUSCH & LOMB INCORPORATED

                                                       By   /s/ ROBERT B. STILES
                                                            -----------------------------------------
                                                            Name: Robert B. Stiles
                                                            Title: SENIOR VICE PRESIDENT AND GENERAL
                                                            COUNSEL

                                 EXHIBIT INDEX

(a)(1)           Offer to Purchase, dated April 3, 2000.

(a)(2)           Form of Letter of Transmittal.

(a)(3)           Form of Notice of Guaranteed Delivery.

(a)(4)           Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.

(a)(5)           Form of Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.

(a)(6)           Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.

(a)(7)           Form of summary advertisement, dated April 3, 2000.

(a)(8)           Text of press release issued by Bausch & Lomb, dated
                 April 3, 2000.

(d)              None.

(g)              None.

(h)              Not applicable.